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May 11, 2016	TSX: TMM, NYSE MKT: TGD

NEWS RELEASE

Timmins Gold to sell Caballo Blanco Gold Project

Vancouver, British Columbia - Timmins Gold Corp. (TSX: TMM, NYSE MKT: TGD) (“Timmins” or the “Company”) is pleased to announce it has entered into a definitive agreement with Candelaria Mining Corp. (“Candelaria”) (CXX.V) to sell 100% of its interest in the Caballo Blanco Gold Project (“Caballo Blanco”) in Veracruz, Mexico for cash consideration of US$12.5 million and the assumption of the US$5.0 million contingent payment.

Under the terms of the definitive agreement, Timmins will sell its interest in Caballo Blanco for aggregate consideration of:

•

US$3.5 million in up-front execution payments (US$1.25 million received upon signing, US$2.25 million within 15 business days post signing; the execution payments are non-refundable if counterparty fails to close)

•	US$6.5 million payment upon closing on or before June 24, 2016

•	US$2.5 million payment at the earlier occurrence of Candelaria receiving permits or June 24, 2017

•	Candelaria assumes the US$5.0M contingent payment obligation to Goldgroup Mining Inc.

“The sale of the Caballo Blanco project for a total consideration of US$17.5 million is a significant event for Timmins Gold,” stated Mark Backens, Interim CEO. “The cash proceeds from this sale will strengthen our balance sheet which will enable settlement of our secured debt.”

Completion of the transaction is subject to customary closing conditions, including approval of the regulatory authorities.

About Timmins Gold

The Company owns and operates the San Francisco open pit, heap leach gold mine in Sonora. The Company is also focusing on developing the Ana Paula gold project in the Guerrero Gold Belt.

Contacts:
Timmins Gold Corp.
Mark Backens
Interim CEO and Director
604-682-4002
mark.backens@timminsgold.com
www.timminsgold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.

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Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Forward-looking statements are statements which relate to future events including projected production (and estimated cash costs). Such statements include estimates, forecasts and statements as to management’s expectations with respect to, among other things, receipt of the requisite approvals for business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to liquidity, working capital management and to production, possible capital savings and estimates of capital, exploration drilling, reserves and resources, exploitation activities and events or future operations. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when, and if, a project is actually developed.

In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, the Company does not intend to update any forward-looking statements to conform these statements to actual results.